Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228603
PROSPECTUS SUPPLEMENT No. 1
(TO PROSPECTUS DATED February 20, 2019)

$40,000,000
NORDIC AMERICAN TANKERS LIMITED
Common Shares
This Prospectus Supplement No. 1 is being filed to correct (i) certain information contained in the capitalization table found on page S-6, and (ii) a typographical error with the reference to KPMG found in the Experts section on page S-11 of the Prospectus Supplement (“Prospectus Supplement”), dated March 29, 2019, to the Prospectus (“Base Prospectus”) dated February 20, 2019.  We also hereby correct the reference to the date of our report on Form 6-K incorporated by reference into this Prospectus Supplement, which includes management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of the Company, as of and for the nine-month period ended September 30, 2018, which was referenced as November 29, 2019 but was filed with the Commission on November 29, 2018.
No other changes have been made to the Prospectus Supplement or the accompanying Base Prospectus.  The capitalization table previously excluded from additional paid-in capital the reduction of the Company’s share premium account, of approximately $215.4 million, to zero and the credit of the same amount to the Company’s contributed surplus account following shareholder approval which was granted at our annual meeting held on December 12, 2017, and an increase to Retained deficit of $1.0 million.  The Capitalization section and Experts section are amended and restated as follows:
________________________

CAPITALIZATION
The following table sets forth our capitalization as of September 30, 2018 on a historical basis and on an as adjusted basis to give effect to:
•
the payment on December 7, 2018, of a cash dividend of $0.01 per common share, or an aggregate of approximately $1.4 million, in respect of the third quarter of 2018 and payment on March 15, 2019, of a cash dividend of $0.04 per common share, or an aggregate of approximately $5.7 million, in respect of the fourth quarter of 2018.

•
the entry into a new five-year senior secured credit facility in the amount of $306.1 million on February 12, 2019, the net proceeds of $300.0 million were used to fully repay the outstanding balance on our previous revolving credit facility, and instalments paid of $2.6 million.

•	the entry into a financing agreement on October 25, 2018 with Ocean Yield in the amount of $43.1 million, in connection with the delivery of our third newbuilding and instalments paid of $1.0 million.
•	and on a further adjusted basis to give effect to this offering.
There have been no other significant adjustments to our capitalization since September 30, 2018, as so adjusted.
You should read the adjusted capitalization information below in connection with “Use of Proceeds” and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.
	September 30, 2018
Dollars in thousands	Actual	As Adjusted	As Further Adjusted
Debt:
Long term debt (1)	414,372	398,738	398,738
Current portion of long term debt (2) Total debt	4,654 419,026	22,679 421,417	22,679 421,417
Shareholders’ equity:
Common shares, $0.01 par value, outstanding actual (141,969,666 shares, including 22,000 treasury shares), as adjusted (141,969,666 shares including 22,000 treasury shares) and as further adjusted (shares including 22,000 treasury shares) (3)	1,420	1,420	1,616
Additional paid-in capital (3) (4)	123,734	123,734	162,083
Contributed Surplus (5)	788,300	781,203	781,203
Accumulated Other Comprehensive Income	(1,097)	(1,097)	(1,097)
Retained deficit	(298,337)	(298,337)	(298,337)
Total shareholders’ equity (5)	614,020	606,923	645,468
Total capitalization	1,033,046	1,028,340	1,066,885

(1)
Outstanding amounts under our revolving credit facility and Ocean Yield financing arrangement were $337.5 million and $80.8 million as of September 30, 2018, respectively, presented net of deferred financing cost of $3.9 million.

(2)
Current portion of long-term debt, as adjusted, consist of $15.3 million related to the new five-year senior secured credit facility and $7.4 million related to the Ocean Yield financing arrangements that includes additional $2.4 million in debt related to the delivery of our third newbuilding.

(3)
Common shares and additional paid-in capital exclude (i) 1,664,450 common shares that may be issued under our Dividend Reinvestment and Direct Stock Purchase Plan.  Common shares and additional paid-in capital, as further adjusted, includes assumed proceeds of $40.0 million from the offering by issuing an assumed 19.6 million shares with a nominal amount of $0.01 per share at an assumed offering price of $2.04 per share and the remaining proceeds as an increase to additional paid-in capital.

(4)	Additional paid-in capital, as further adjusted, includes estimated fees and expenses of approximately $1.46 million relating to this offering.
(5)
Contributed surplus and total shareholders’ equity, as adjusted, reflect a reduction of $7.1 million related to our payment of our third and fourth quarter 2018 dividend of $0.01 per share and $0.04 per share, respectively.

_________________________

EXPERTS

The consolidated financial statements of Nordic American Tankers Limited and subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG AS, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report on the effectiveness of internal control over financial reporting as of December 31, 2017, expresses an opinion that Nordic American Tankers Limited and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2017 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states Nordic American Tankers Limited and subsidiaries lacked effective controls to ensure the proper application of Accounting Standards Codification (''ASC'') 205-40, Going Concern.
The consolidated financial statements of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been incorporated by reference herein in reliance upon the report of KPMG AS, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

________________________

Except as set forth above, the Prospectus Supplement and the Base Prospectus remain unchanged. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus Supplement and Base Prospectus.

***********************************
B. RILEY FBR

The date of this Prospectus Supplement No. 1 is May 13, 2019.